Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

First Potomac Realty Trust:

We consent to the use of our reports dated February 22, 2016, with respect to the consolidated balance sheets of First Potomac Realty Trust as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our audit report refers to the adoption by the Company of ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, in 2014.

/s/ KPMG LLP

McLean, VA

April 11, 2016